

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Pui Lan Patrick Tsang
Chief Executive Officer
TG Venture Acquisition Corp.
1390 Market Street, Suite 200
San Francisco, California 94102

> **Re: TG Venture Acquisition Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-258773**

Dear Mr. Tsang:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amended Registration Statement on Form S-1 filed October 15, 2021

Risk Factors, page 41

1.   We note your risk factor on page 72 that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles

generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at (202) 551-3805 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at (202) 551-7664 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Louis Taubman